Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-233591 on Form S-4 of our reports dated February 21, 2019, relating to the financial statements of Caesars Entertainment Corporation and its subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of ASU 2014-09 as amended and an emphasis of matter paragraph relating to Caesars Acquisition Company’s merger with and into the Company on October 6, 2017), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Caesars Entertainment Corporation for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

October 3, 2019